Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606
T 312.845.3484 warren@chapman.com

June 7, 2024

VIA EDGAR CORRESPONDENCE

Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Exchange Listed Funds Trust (the “Registrant”), on behalf of its series,
Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF

File No. 333-279083

Dear Ms. Rotter:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-14 (the “Registration Statement”) on May 2, 2024, on behalf of Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF, each a series of the Registrant (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), and Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF, Syntax Stratified SmallCap ETF, Syntax Stratified U.S. Total Market ETF, Syntax Stratified U.S. Total Market Hedged ETF and Syntax Stratified Total Market II ETF (each, an “Acquired Fund,” and collectively, the “Acquired Funds” and together with the Acquiring Funds, the “Funds”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

Comment 1 – General

In the sections of the Registration Statement entitled “Questions and Answers” and “Supplemental Financial Information,” please consider disclosing the estimated reorganization costs the investment adviser to the Acquired Funds and the investment adviser to the Acquiring Funds are each expected to pay in a subsequent pre-effective amendment to the Registration Statement. In addition, please provide the total amount of the estimated reorganization costs in correspondence.

Response to Comment 1

The Registrant will add the estimated costs of the reorganization to the sections referenced by the Staff in a subsequent pre-effective amendment to the Registration Statement. Per the Staff’s request, the estimated reorganization cost is $195,923. This cost will be paid by Syntax Advisors, LLC whether or not the reorganization is consummated and will not be paid by Fund shareholders. The investment adviser to the Acquiring Funds is not bearing the reorganization costs, except for a de minimis amount of out of pocket expenses attributed to filing costs.

Comment 2 – General

In the section of the Registration Statement entitled “Questions and Answers,” the Registrant noted, “[e]ach Acquired Fund’s Reorganization is expected to occur as soon as reasonably practicable after its shareholders approve the Plan.” Please provide in correspondence a more specific timeframe as to which each Acquired Fund reorganization is expected to occur.

Response to Comment 2

Per the Staff’s request, assuming the Staff declares the Registration Statement effective no later than June 15, 2024, the Registrant expects to require 10 days for shareholders to receive proxy materials and an initial solicitation window of 45 days before the first declared shareholder meeting on or about August 9, 2024. Although there can be no assurance that the Acquired Fund shareholders will reach quorum or approve the Reorganization proposals in this timeframe, or that the Acquired and Acquiring Fund service providers will have availability to effect the Reorganizations on this timeframe, if shareholders approve the Reorganization of each Acquired Fund on or about August 9, 2024, the Registrant would estimate on or about August 23, 2024 as the earliest potential date of reorganization.

Comment 3 – General

The hyperlinks provided in the Registrant Statement link to the Acquired Funds’ Annual Report dated December 31, 2022. Please confirm in correspondence that the hyperlinks will be corrected to link to the Acquired Funds’ most recent Annual Report in a subsequent pre-effective amendment to the Registration Statement.

Response to Comment 3

The Registrant confirms that more recent filings have become available since the initial filing of the Registration Statement and it will correct references to the Acquired Funds’ most recent Annual Report in a subsequent pre-effective amendment to the Registration Statement.

Comment 4 – General

Please explain in correspondence why the Acquired Funds’ Semi-Annual Report dated June 30, 2023 were incorporated by reference in the Registration Statement.

Response to Comment 4

The Registrant notes that the Acquired Funds’ Semi-Annual Report was the most recently available filed financial statements at the time of the initial filing of the Registration Statement. The reference will be removed from the subsequent pre-effective amendment to the Registration Statement.

Comment 5 – General

The Staff noted varying language throughout the filing regarding portfolio repositioning. Please conform the disclosure regarding portfolio repositioning so that it is consistent throughout the document and confirm in correspondence that such disclosure will be made in a subsequent pre-effective amendment to the Registration Statement.

Response to Comment 5

The Registrant will conform all applicable disclosures to each other for consistency throughout the document. The Registrant confirms this will be included in the subsequent pre-effective amendment to the Registration Statement.

Comment 6 – General

Please explain in correspondence whether the fees previously waived by the Acquired Funds are subject to recoupment. If yes, please confirm in correspondence that such expenses will not be available to be recouped by the Acquiring Funds following the consummation of the Reorganizations.

Response to Comment 6

There is no arrangement for the Acquiring Funds to reimburse any previously waived fees of the Acquired Funds. The Registrant confirms that that such expenses will not be available to be recouped by the Acquiring Funds following the consummation of the Reorganizations.

With respect to whether such fees are eligible for recoupment, the Registrant notes that each Acquired Fund operates under a unitary fee arrangement at a fixed rate under which the Acquired Funds’ investment adviser has agreed to pay all expenses of the Trust except for certain exceptions pursuant to its Investment Advisory Agreement. The Acquired Funds’ Expense Limitation and Reimbursement Agreement provides that it shall reimburse the Acquired Funds’ investment adviser for waived fees to the extent possible without causing the “Total Annual Operating Expenses” of the Fund for any year to exceed the Expense Limitation. Because the Acquired Funds’ unitary fee rate is greater than the applicable expense limitation for the Fund, the Registrant does not believe that any reimbursement could be made.

Comment 7 – General

For each of the Syntax Stratified U.S. Total Market ETF, Syntax Stratified Total Market II ETF and Syntax Stratified U.S. Total Market Hedged ETF, the fee tables presented in the Registration Statement do not correspond to the fee tables presented in each such Fund’s current prospectus. Please explain the reason for this difference in correspondence and confirm that in accordance with Item 3 of Form N-14 that the fees presented in the Registration Statement represent the current fees of each Acquired Fund.

Response to Comment 7

The Registration Statement filed on May 2, 2024 did not incorporate the most recent fees of the Acquired Funds presented in their post-effective amendment filing dated April 29, 2024. The Registrant confirms that it will represent the current fees of each Acquired Fund based on the most recent filing in the subsequent pre-effective amendment to the Registration Statement.

Comment 8 – General

Please confirm in correspondence that the pro forma hypothetical expense examples for the Acquiring Funds will be completed and provided in a pre-effective amendment to the Registration Statement.

Response to Comment 8

The Registrant confirms that the pro forma hypothetical expense examples for the Acquiring Funds will be completed and provided in the subsequent pre-effective amendment to the Registration Statement.

Comment 9 – General

For the Syntax Stratified U.S. Total Market ETF, the Staff notes that the “U.S.” is missing from the fund name set forth on page 25 of the Registration Statement. Please revise.

Response to Comment 9

The Registrant confirms the revision.

Comment 10 – General

The capitalization table appears to have two different dates (4/30/2023 and 12/31/2023). Please confirm in correspondence that the capitalization table will be provided in a pre-effective amendment to the Registration Statement and will be dated within 30 days from the day of the filing.

Response to Comment 10

The Registrant confirms that the capitalization table will be completed and provided in the subsequent pre-effective amendment to the Registration Statement and will be dated within 30 days from the day of the filing.

Comment 11 – General

In Section D, the Independent Registered Public Accounting Firm notes, “The financial statements of the Acquired Fund for the year ended December 31, 2023, contained in the Acquired Fund’s December 31, 2023 Annual Report to Shareholders, has been audited by Cohen & Company, Ltd., independent registered public accounting firm. The Acquiring Funds are newly created and do not yet have a financial history. Cohen & Company, Ltd., will serve as the independent registered public accounting firm for the Acquiring Funds.” Please review the wording and determine whether it should state “Acquired Funds.”

Response to Comment 11

The Registrant confirms it has revised the last sentence of the disclosure to clarify that “Cohen & Company, Ltd., serves as the independent registered public accounting firm to each of the Acquired Funds and the Acquiring Funds.”

Comment 12 – General

Please provide in correspondence the analysis set forth in the North American Securities Trust No-Action Letter dated August 6, 1994 for each Reorganization.

Response to Comment 12

Attached as Appendix A is the Registrant’s NAST analysis.

Comment 13 – General

Please confirm in correspondence that the financial highlights for each Acquired Fund will be included in a pre-effective amendment to the Registration Statement.

Response to Comment 13

The Registration Statement has been revised to include the Financial Highlights for each Acquired Fund.

Comment 14 – General

Please explain in correspondence why the supplemental information required by Regulation S-X Rule 6-11(d) has not been included in Item 14 of the filing. Please also confirm in correspondence that such information will be provided in a pre-effective amendment to the Registration Statement.

Response to Comment 14

The Registrant confirms that the supplemental financial information required by Rule 6-11(d)(i) (pro forma fee table) is included in Section B of the Prospectus/Proxy Statement as part of Item 3. The Registrant confirms that it will include a schedule of investments of each Acquired Fund modified to reflect its revised investment restrictions, except the Syntax Stratified LargeCap ETF, which is omitted per Rule 6-11(d)(ii) because no material investment restrictions are changing. The Registrant also confirms that the schedules of investments will be accompanied by narrative disclosure describing the changes as required by Rule 6-11(d)(ii) and (iii). There are no material differences in the accounting policies of any Acquired Fund as compared to those of the Acquiring Fund.

Comment 15 – General

The consent of the Independent Registered Public Accounting Firm included as an exhibit to the Registration Statement refers to Cohen & Company, Ltd.’s report dated 02/29/2024 relating to the financial statements and financial highlights for the year ended 12/31/2023 for the Acquiring Funds. The Staff notes that the financial statements set forth in the Registration Statement are hyperlinked to financial statements of the Acquired Funds for the period ended 12/31/2022. Please confirm in correspondence that the hyperlinks will be corrected and that a new consent will be provided in a subsequent pre-effective amendment to the Registration Statement.

Response to Comment 15

The Registrant confirms that the hyperlinks will be corrected and a new consent will be provided in the subsequent pre-effective amendment to the Registration Statement.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP

Appendix A

Comment 12 Response – NAST Analysis

First Reorganization Proposal – Consolidation of Multiple Funds into SSPY

With respect to the reorganization of multiple funds into a surviving fund or a new fund, in North American Security Trust (Aug. 5, 1994) (the “NAST Letter”), the SEC Staff stated that to determine the accounting survivor in a fund merger, the attributes of the predecessor funds should be compared with those of the surviving fund to determine which of the predecessor funds the surviving fund will most closely resemble. The Staff set forth five factors that should be considered when making this comparison: (1) investment objectives, policies and restrictions of the funds; (2) expense structures and expense ratios; (3) portfolio composition; (4) investment advisers; and (5) asset size. The Staff also expressed that generally, the survivor of a business combination for accounting purposes will also be the fund whose historical performance is used. As a result, a surviving fund that is the accounting successor to a predecessor fund will generally be required to utilize the prior performance record in its prospectus and, to the extent that such performance is advertised, in sales materials prepared pursuant to Rule 482 under the Securities Act of 1933, as amended (the “1933 Act”).

Investment Objectives, Policies and Restrictions. With respect to the reorganization of each of the Syntax Stratified LargeCap ETF (“SSPY”), Syntax Stratified MidCap ETF (“SMDY”), Syntax Stratified SmallCap ETF (“SSLY”), Syntax Stratified U.S. Total Market ETF (“SYUS”), and Syntax Stratified Total Market II ETF (“SYII”) into the Stratified LargeCap Index ETF (“New SSPY”), the Registrant is aware of the SEC Staff’s preference that a target entity be treated as the accounting survivor where the acquiring entity is a shell entity. Among multiple target entities, SSPY and New SSPY have substantially similar investment objectives, policies, and restrictions. Each of SSPY and New SSPY have policies to invest substantially all their assets (at least 95% of SSPY and 80% of New SSPY) in securities comprising the Syntax Stratified LargeCap Index.

Each of SMDY and SSLY have distinct differences from SSPY. Although each are similarly structured as index funds following indices using Syntax’s specialized weighting methodology, each of SMDY and SSLY follow an index comprising a completely different capitalization range than that of SSPY with no portfolio overlap. Therefore, neither of SMDY and SSLY have common investment objectives or policies with that of New SSPY.

Each of SYUS and SYII are currently structured as “fund of funds” investing in a mix of each of SSPY, SMDY and SSLY. Although SYUS and SYII currently maintain exposure to SSPY of approximately 84.77% and 84.75% as of May 30, 2024, and have the ability to invest in the securities comprising SSPY, the mandate of SYUS and SYII was designed to be specifically broader by investing in securities with capitalization ranges that are not a feature of SSPY or New SSPY. Therefore, this factor supports SSPY as the accounting and performance survivor of the Reorganization.

Expense Structure and Expense Ratios. The NAST Letter discusses the fact that the accounting survivor has the most similar expense ratio to the combined fund. The table below summarizes the net and gross expenses of the Acquired Funds and Acquiring Fund.

Acquired Fund (Ticker Symbol)	Acquired Fund Management Fee (as a percent of a fund’s daily net assets)	Acquired Fund Total Operating Expenses After Waivers	Acquiring Fund (Ticker Symbol)	Acquiring Fund Management Fee (as a percent of a fund’s daily net assets)
Syntax Stratified LargeCap ETF (SSPY)	0.45%	0.30%	Stratified LargeCap Index ETF (SSPY)	0.45%
Syntax Stratified MidCap ETF (SMDY)	0.45%	0.35%
Syntax Stratified SmallCap ETF (SSLY)	0.45%	0.40%
Syntax Stratified U.S. Total Market ETF (SYUS)	0.75%	0.35%
Syntax Stratified Total Market II ETF (SYII)	0.75%	0.35%

Prior to the Reorganization, each Acquired Fund charges a net expense that reflects the waiver of a portion of fees pursuant to an expense limitation and reimbursement agreement. The Acquiring Fund will not be subject to an expense limitation or fee waiver agreement and will only reflect gross fees. The Acquiring Fund’s 0.45% gross unitary fee is not equivalent to any Acquired Fund’s net fee after giving effect to the contractual expense limitation. Though each of SSPY, SMDY and SSLY have similar gross unitary fees of 0.45% to New SSPY, the loss of their expense limitation arrangements results in higher fees of the Acquiring Fund relative to the Acquired Funds. Each of SYUS and SYII have greater gross unitary fees than New SSPY, but under their expense limitation arrangements the net expenses of each of these Acquired Funds is also lower relative to the Acquired Fund’s gross fee. Consequently, none of the Acquired Funds have a net expense structure or expense ratio equivalent to the Acquiring Fund. The pricing structure of the Acquiring Fund takes into account that it is a newly created fund that accounts for the current market environment and expenses of operation. Accordingly, this factor does not support the determination of which Acquired Fund should be the accounting and performance survivor.

Portfolio Composition. Among multiple target entities, SSPY and New SSPY have substantially and materially similar portfolio composition. Therefore, New SSPY will closely resemble SSPY. Each of SMDY and SSLY do not have any overlap in portfolio composition with SSPY. Each of SYUS and SYII currently maintain exposure to SSPY of approximately 84.77% and 84.75%, respectively, as of May 30, 2024, and have the ability to invest in the securities comprising SSPY instead of SSPY directly, however, neither of SYUS and SYII resemble New SSPY as closely as SSPY given the explicit broader mandate of each of those funds. This factor supports SSPY as the accounting and performance survivor of the Reorganization.

Investment Adviser. The portfolio management team and investment adviser to each Acquired Fund are entirely different from the Acquiring Funds. Accordingly, this factor is neutral.

Asset Size. As of May 30, the net assets of each Fund are as follows:

SSPY	$ 90,023,839
SMDY	$ 10,267,537
SSLY	$ 16,999,329
SYUS	$ 18,479,558
SYII	$ 7,919,933

In consideration of the expected repositioning of each Acquired Fund’s portfolio except for SSPY, the following reflects the net assets of each of SSPY, SMDY and SSLY less the full redemption of each of SYUS’, SYII’s and SHUS’ investment in each underlying affiliated fund:

SSPY	$ 38,044,130
SMDY	$ 4,109,031
SSLY	$ 4,787,665

Reflecting that even after repositioning, SSPY will continue to be the largest fund with approximately $38.04 million in net assets. This factor supports SSPY as the accounting and performance survivor of the Reorganization.

Additional Factors. Although not NAST Factors, related guidance1 that the age of the funds and the composition of the surviving fund’s board are additional relevant factors in determining the proper survivor of a reorganization have also been considered.

Board Composition: Similar to the investment adviser factor, the Acquired Funds and the Acquiring Fund do not have the same Board of Trustees. Accordingly, this factor is neutral in determining the identity of the accounting and performance survivor.

Age of Funds: SSPY commenced operations on January 1, 2015. SMDY commenced operations on January 1, 2015. SSLY commenced operations on May 28, 2020. SYUS commenced operations on March 18, 2021. SYII commenced operations on June 14, 2022. This factor supports that the oldest Acquired Fund should be the accounting and performance survivor, which SSPY and SMDY have the same length of track record, to the exclusion of SSLY, SYUS and SYII

For these reasons, given that following the Reorganization, the portfolio composition, investment objective, policies and restrictions, asset size and track record duration of SSPY will survive in all material respects, the Registrant believes that the accounting survivor should be SSPY.

Second Reorganization Proposal – Reorganization of Syntax U.S. Total Market Hedged into Syntax LargeCap Hedged ETF

The Reorganization of the Syntax Stratified U.S. Total Market Hedged ETF (for this section, the “Acquired Fund”) into Stratified LargeCap Hedged ETF (for this section, the “Acquiring Fund”) would be a “shell reorganization,” through which the Acquired Fund would reorganize with and into the Acquiring Fund, a newly formed series of Exchange Listed Funds Trust with no assets, liabilities, or prior operating history. As a shell reorganization, the accounting and performance survivor of the Reorganization would be the Acquired Fund such that, going forward, the Acquiring Fund would assume the accounting and performance history of the Acquired Fund.

[1]	The American Institute of Certified Public Accountants Accounting and Audit Guide for Investment Companies, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute in a white paper on fund mergers dated March 1, 2004.